                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               CuraGen Corporation
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)


                                   23126R 10 7
                    -----------------------------------------
                                 (CUSIP Number)


                                    12/31/01
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23126R 10 7

(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        GENENTECH, INC.
        94-2347624
        ------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

        (a) [   ]
        (b) [   ]
        Not applicable
        ------------------------------------------------------------------------

  (3)   SEC USE ONLY

        ------------------------------------------------------------------------

  (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
        ------------------------------------------------------------------------
                      (5)     SOLE VOTING POWER: 2,410,272*
  NUMBER OF
    SHARES            ----------------------------------------------------------
 BENEFICIALLY         (6)     SHARED VOTING POWER: 0
   OWNED BY
     EACH             ----------------------------------------------------------
  REPORTING           (7)     SOLE DISPOSITIVE POWER: 2,410,272*
 PERSON WITH:
                      ----------------------------------------------------------
                      (8)     SHARED DISPOSITIVE POWER: 0

        ------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        2,410,272*

        ------------------------------------------------------------------------

(10)    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
        instructions)   [ ]

        Not applicable

        ------------------------------------------------------------------------

(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

        5.08%

        ------------------------------------------------------------------------

(12)    TYPE OF REPORTING PERSON (see instructions)

        CO

        ------------------------------------------------------------------------


* Includes 1,140,000 shares of common stock which are the subject of equity forward sale agreements as described in Item 4 below.

CUSIP No. 23126R 10 7

ITEM 1(a) Name of Issuer: CuraGen Corporation

 ITEM 1(b) Address of Issuer's Principal Executive Offices:

          555 Long Wharf Drive, 11th Floor
          New Haven, Connecticut 06511

ITEM 2(a) Name of Person Filing: Genentech, Inc.

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

          1 DNA Way
          South San Francisco, California 94080

ITEM 2(c) Citizenship: Delaware

ITEM 2(d) Title of Class of Securities: Common Stock

ITEM 2(e) CUSIP Number: 23126R 10 7

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E).

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(l)(ii)(J).

ITEM 4: OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 2,410,272*

     (b) Percent of class: 5.08%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 2,410,272*

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
                2,410,272*

          (iv)  Shared power to dispose or to direct the disposition of: 0

* Includes 1,140,000 shares of common stock which are the subject of equity forward sale agreements entered into between Genentech and a major broker-dealer pursuant to which Genentech sold the specified shares of CuraGen common stock at the pre-determined forward sale prices as follows:

   -------------------------------------------------------------------------------------
   DATE OF TRANSACTION    NUMBER OF SHARES    FORWARD SALE PRICE     TERMINATION DATE
   -------------------------------------------------------------------------------------
      July 10, 2000            200,000              $ 41.03         December 31, 2002
   -------------------------------------------------------------------------------------
      July 11, 2000            200,000              $ 46.02         December 31, 2002
   -------------------------------------------------------------------------------------
      March 15, 2001           200,000              $ 20.83         December 31, 2003
   -------------------------------------------------------------------------------------
      March 23, 2001           300,000              $ 20.75         December 31, 2003
   -------------------------------------------------------------------------------------
      March 28, 2001           240,000              $ 23.25         December 31, 2003
   -------------------------------------------------------------------------------------

At termination, the transaction will be either physically settled with shares of CuraGen common stock or cash settled at the option of Genentech. If physical settlement applies, Genentech will deliver the specified shares and receive proceeds equal to a notional amount (calculated as the number of shares multiplied by the forward sale price). If cash settlement occurs and the forward sale price per share is less than the final price per share on the date of settlement, then Genentech will deliver to the counterparty an amount calculated as the amount by which the forward sale price is less than the final price multiplied by the number of shares. If the forward sale price per share is greater than the final price per share on the date of settlement, then the counterparty will deliver to Genentech an amount calculated as the amount by which the final price is less than the forward sale price multiplied by the number of shares. In connection with these transactions, Genentech may also pledge or loan shares of CuraGen common stock to the broker-dealer.

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

        Not applicable.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

CUSIP No. 23126R 10 7

ITEM 10: CERTIFICATION.

        (a)     Not applicable.

        (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 2002
                                       -----------------------------------------
                                       Date

                                       /s/ Stephen G. Juelsgaard
                                       -----------------------------------------
                                       Signature

                                       Stephen G. Juelsgaard
                                       Senior Vice President, General Counsel
                                       and Secretary
                                       -----------------------------------------
                                       Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).